

June 18, 2014

Via E-mail
Mr. Josh Hirsberg
Chief Financial Officer
Boyd Gaming Corporation
3883 Howard Hughes Parkway, 9th Floor
Las Vegas, NV 89169

> **Re: Boyd Gaming Corporation**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed March 14, 2014**
> **File No. 1-12882**

Dear Mr. Hirsberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and
Results of Operations

General

1. Please tell us if you capitalized personnel costs to property and equipment. To the extent material, please quantify and disclose personnel costs capitalized to property and equipment for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

Executive Overview, page 34

2. We note your disclosure in the business section on page 8 as well as in the notes to the financial statements regarding your player loyalty programs. Please consider revising your MD&A in future Exchange Act periodic reports to describe the liabilities associated with your player loyalty programs. Please also describe how such programs fit within your overall promotional and marketing programs and how any changes to such programs impact your actual revenue performance.

Our Key Performance Indicators, page 36

3. We note that you currently have 11,418 hotel rooms. Please tell us if you consider RevPAR to be a key performance indicator.

Results of Operations

Operating Revenues

Gaming, page 38

4. We note that hold percentage is a metric management employs to track gaming performance. In future Exchange Act periodic reports, please expand your disclosure in this section to discuss, to the extent material, the impact of hold percentage on gaming revenues.

Liquidity and Capital Resources

Indebtedness, page 46

5. We note your general discussion of the financial covenants contained in your various debt agreements. Please confirm that, in future Exchange Act periodic reports, you will disclose your actual financial covenant ratios, to the extent that compliance with the ratio has a material impact on your financial flexibility, such as by precluding new indebtedness.

Contractual Obligations, page 54

6. Please confirm that you will disclose the amount of interest related to your variable rate debt in future filings. Please refer to footnote 46 in our Release 33-8350.

7. Please tell us why the amounts for operating leases in your contractual obligations table are not consistent with the amounts in the table on page 54.

Financial Statements

Notes to Consolidated Financial Statements, page 75

Note 2. Acquisitions and Divestitures, page 84

Disposition of Echelon, page 88

8. Please tell us how you determined it was not necessary to classify the results of operations from Echelon as discontinued operations. Please refer to ASC 205-20-45.

Note 20. Condensed Consolidating Financial Information, page 135

9. It appears that some of the adjustments to the condensed consolidating financial information were to correct errors. Please tell us how you determined that such errors were not material. This comment also applies to the Form 10-Q for the quarterly period ended March 31, 2014.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Angela McHale, Senior Counsel, at (202) 551-3402 with regard to legal comments.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant